Mail Stop 3561

December 23, 2009

W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 IH3 35 South
New Braunfels, TX 78130

> Re: **Rush Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 31, 2008**
> **Filed November 9, 2009**
> **File No. 0-20797**

Dear Mr. Rush:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 13

1. In future filings, please delete the penultimate sentence in the first paragraph, in which you state that additional risks not presently known to you or that you currently deem immaterial

may also impair your business and operations. Please note that all material risks should be described. If risks are not deemed material, you should not reference them.

2. In future filings please include appropriate risk factor disclosure regarding your substantial goodwill.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…page 23

Critical Accounting Policies and Estimates, page 24

3. We note that several of your critical accounting policies contain substantially the same information as is provided in Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 34

4. You disclose that you may request working capital advances in the minimum amount of $100,000 from GE Capital, but such working capital advances may not cause the total indebtedness owed GE Capital to exceed an amount equal to the wholesale advances made against your current inventory less any payment reductions then due. Please provide, as of the end of the period covered by the report, the amount you could have borrowed from GE Capital based on this arrangement.

Financial Statements and Supplementary Data, page 40

Consolidated Balance Sheets, page 42

5. We note that you classified your auction rate securities as current assets as of December 31, 2008. Based on your disclosures within Note 18, we assume this classification was made based upon your belief that the investment would liquidate within the next twelve months. However, we note from your Form 10-Q for the period ended September 30, 2009 that you have not yet sold these investments. Please explain to us why you continue to believe that it is appropriate to classify these investments as current assets.

6. Please refer to the information disclosed on the face of your balance sheet concerning your common stock and your treasury stock. Please explain to us why the difference between the number of shares of Class A and Class B stock issued and the number of shares of Class A and Class B stock outstanding is greater than the number of shares disclosed as treasury stock at December 31, 2008. Additionally, since the number of shares issued and outstanding are not the same at December 31, 2008, please reconcile the number of shares disclosed on the face of your balance sheet to the number of shares issued and outstanding as presented on the face of your statements of equity.

Consolidated Statements of Income, page 43

7. We note that you have classified "gain on sale of assets, net" below the subtotal for operating income. Either revise future filings to reclassify this amount to be within the subtotal for operating income, consistent with paragraph 45 of SFAS 144, or explain to us why it is appropriate to classify this gain as a nonoperating income item. Refer to Rule 5-03 of Regulation S-X.

Note 15. Income taxes, page 62

8. We note your statement on page 25 and page 48 that you have a valuation allowance related to deferred tax assets in certain states. However, we do not note any valuation allowance in the detail of your deferred tax assets and liabilities on page 63. Please explain to us how your disclosures on page 63 comply with the guidance in paragraph 43 of SFAS 109 concerning valuation allowances. Also tell us how you considered including your tax valuation allowance in Note 6.

9. Please explain to us how your current presentation of deferred tax liabilities as a single line item within the table at the top of page 63 complies with the guidance in paragraph 43 of SFAS 109 indicating that you should disclose each type of difference that gives rise to a significant portion of your deferred tax liabilities. Your current description of these liabilities as "Difference between book and tax basis" appears overly broad.

Item 9A. Controls and Procedures, page 69

Evaluation of Disclosure Controls and Procedures, page 69

10. We note your disclosure that your disclosure controls and procedures were effective "to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please confirm and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed effective to ensure that information required to be disclosed in the reports that you file or

submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

11. We note that your CEO and CFO have concluded that your disclosure controls and procedures were effective at a reasonable assurance level. However, you state in the first sentence of the same paragraph that you evaluated disclosure controls and procedures in accordance with Exchange Act Rules 13a-15 and 15d-15. Please tell us why you have added the reasonable assurance language in the last sentence. Alternatively, in future filings delete the reasonable assurance language.

Part IV – Item 15. Exhibits and Financial Statement Schedules, page 73

12. We note the description of your debt in footnotes 7 and 8 to the financial statements. Please explain to us whether you have filed all material debt agreements as exhibits.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

13. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please describe to us in more detail, with a view toward future disclosure, your Chairman's and Chief Executive Officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

14. We note that you identify W. Marvin Rush, Chairman of your Board of Directors, as one of your named executive officers. Please tell us, with a view toward future disclosure, your reasoning for listing W. Marvin Rush as one of your named executive officers since his position as Chairman does not seem to fit the definition of a named executive officers as defined under Item 402(a)(3) of Regulation S-K.

Role of Executive Officers in Compensation Decisions, page 28

15. We note that the compensation committee analyzed tally sheet information. Please explain, with a view toward future disclosure, what "tally sheet" information was analyzed, and discuss how it impacted the committee's decision on compensation awards.

16. Please tell us, with a view toward future disclosure, whether the compensation committee approved your Chairman's and CEO's recommendations or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

17. You state that W. Marvin Rush and W.M. "Rusty" Rush annually evaluate the performance of the other named executive officers and the Compensation Committee conducts an annual evaluation of the performance of W. Marvin Rush and W.M. "Rusty" Rush. Please describe to us, with a view toward future disclosure, how specific forms of compensation are structured and implemented to reflect the named executive officer's individual performance and/or individual contribution and describe the elements of individual performance and/or contribution that you take into account. Please refer to Item 402(b)(vii) of Regulation S-K.

Severance and Change of Control Arrangements, page 42

18. Please explain to us in greater detail, with a view toward future disclosure, the background and objectives of the Transition Program.

19. In connection with both severance and change in control benefits, please tell us, with a view toward future disclosure, why you structured the material terms and payment provisions in the change-in-control and severance agreements as currently provided. See Item 402(b)(1)(v) and 402 (j)(3) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you have made regarding other compensation elements, and the rationale for decisions made in connection with these arrangements.

Form 10-Q for the Period Ended September 30, 2009

Financial Statements for the Period Ended September 30, 2009

Note 2. Goodwill and Other Intangible Assets, page 6

20. We note that the balance for goodwill seen on the face of your balance sheet has decreased from the balance at December 31, 2008, and we note your disclosures here and in Note 11. It appears that you recorded a goodwill impairment charge of approximately $0.8 million related to General Motors' decision to terminate production of medium-duty GMC trucks and the resulting winding-down of your medium-duty GMC truck franchises. Please provide us with a reasonably detailed explanation of how you calculated the amount of goodwill impairment and how your methodology is consistent with the guidance in SFAS 142. In your response, please explain how you considered whether individual truck centers represent reporting units for purposes of SFAS 142.

Item 2. Management's Discussion and Analysis of Financial Condition and Results…page 11

Critical Accounting Policies, page 12

21. Given your impairment of goodwill during 2009 and the continued challenging economic conditions, please consider the following guidance when preparing your upcoming Form 10-K. Please clearly indicate how you determine your reporting units for purposes of goodwill

impairment testing and your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Three Months Ended September 30, 2009, Compared to Three Months Ended…, page 16

Selling, General and Administrative Expenses, page 19

22. We note that in fiscal year 2007 and 2008 and for the first three quarters of fiscal year 2009 you advised that you have taken steps to reduce overhead expenses to a level more appropriate to serve the current market. Please discuss what overhead expenses you have reduced and how these reductions have affected or may affect your operations.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Elizabeth Sellars at 202-551-3348 or Jennifer Thompson, Accounting Brach Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director